17004503

SEC
Mail Processing
Section
FEB 14 2017
Washington DC
400

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

EQT Partners BD LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1114 Avenue of the Americas, 40th Floor
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay — (212) 509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

465 South Street, Suite 200	Morristown	NJ	07960-6497
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

CM

EQT Partners BD LLC
(A wholly owned subsidiary of EQT Partners Inc.)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Darlene Sammon, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to EQT Partners BD LLC at December 31, 2016, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO
Title

Subscribed and sworn to before me

BROOKE CASEY ROSENFELD
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01RO6323530
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES APRIL 20 2019

EQT Partners BD LLC
(A wholly owned subsidiary of EQT Partners Inc.)

Index
December 31, 2016

Page(s)

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
EQT Partners BD LLC

We have audited the accompanying statement of financial condition of EQT Partners BD LLC (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of EQT Partners BD LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 7, 2017

EQT Partners BD LLC
(A wholly owned subsidiary of EQT Partners Inc.)

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	109,866
Prepaid expenses		4,408
Total assets	$	114,274
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	10,000
Member's equity		104,274
Total liabilities and member's equity	$	114,274

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

EQT Partners BD LLC (the "Company"), a wholly owned subsidiary of EQT Partners Inc. (the "Parent"), is a limited liability company and was formed under the laws of Delaware on July 22, 2015. On June 27, 2016, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company has yet to commence operations.

The primary business of the Company is to act as a broker-dealer selling private placements of securities. All issuers of the private placements are affiliated entities.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

3. Transactions with Related Parties

The Company maintains an intercompany services agreement (the "Expense Sharing Agreement") with the Parent, whereby the Parent will provide, upon commencement of operations, accounting, administrative, office space, human resources and other services.

Additionally, the Parent contributed, as capital, expenses in the amount of $39,948 that were paid on behalf of the Company.

Further, the Company reimbursed the Parent $37,544 for expenses paid by the Parent on behalf of the Company.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first year that the Company became a broker-dealer. At December 31, 2016, the Company had net capital of $99,866 which exceeded the required net capital of $5,000 by $94,866. The net capital ratio was .10 to 1.

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

5. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2016 and determined that there are no material events that would require additional disclosure in the Company's financial statements.